

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

Terry L. Hester
Executive Vice President and Chief Financial Officer
Colony Bankcorp Inc.
115 South Grant Street
Fitzgerald, GA 31750

> **Re: Colony Bankcorp Inc.**
> **Registration Statement on Form S-4**
> **Filed February 1, 2019**
> **File No. 333-229488**

Dear Mr. Hester:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services